Exhibit 1

Media Relations Chito Maniago +632 8849 3600 chito.maniago@cemex.com	Investor Relations Pierre Co +632 8849 3600 pierre.co@cemex.com

CHP REPORTS FOURTH QUARTER 2019 RESULTS

•	Sales increased by 1% year-over-year in 2019, amounting to PHP 23.6 billion

MANILA, PHILIPPINES. FEBRUARY 13, 2020– CEMEX HOLDINGS PHILIPPINES, INC.

(“CHP”) (PSE: CHP), announced today that sales increased by 1% in 2019, amounting to PHP 23.6 billion, versus the comparable period in 2018.

For the fourth quarter, net sales decreased by 3% year-over-year due to lower volumes, as adverse weather conditions in the month of December affected Luzon and Visayas.

Cost of sales, as a percentage of sales, decreased by 2 percentage points in 2019, compared with those in 2018.

Operating expenses, as a percentage of sales, were lower by 2 percentage points year-over-year in 2019. The decrease was due to lower distribution expenses resulting from supply-chain-optimization initiatives.

For the full year 2019, CHP posted an operating EBITDA of PHP 4.2 billion.

Ignacio Mijares, CHP President and CEO, said: “I am pleased with what we accomplished in 2019, as these were a result of our efforts to maintain efficiencies, optimize costs, and improve our customers’ experience.”

The company’s Stock Rights Offering (“SRO”) of 8,293,831,169 common shares of CHP with a par value of Php 1.00 per common share (the “Offer Shares) set at the price of Php 1.54 per share was successfully completed with the offer period ending last January 24, 2020. The listing date for the Offer Shares is expected to take place on or before March 4, 2020.

The total proceeds raised from the SRO amounted to PHP 12,772.5 million. After deducting estimated applicable taxes, professional fees and expenses, net proceeds are expected to be approximately Php 12,541 million, which would be used by CHP primarily to fund the expansion of its Solid Cement plant, including to pay outstanding amounts owed by (i) Solid Cement Corporation (“Solid”) under a credit facility agreement dated November 21, 2018, as amended and restated, between Solid, as the borrower, and Cemex Asia B.V. (“CABV”), as the lender, which facility agreement has been used to fund the expansion project, and (ii) APO Cement Corporation (“APO”) under a loan agreement dated October 1, 2014, as amended, between APO, as borrower, and CABV, as lender, and for other general corporate purposes.

CHP, a listed company at the Philippine Stock Exchange, is one of the leading cement producers in the Philippines, based on annual installed capacity. CHP produces and markets cement and cement products, such as ready-mix concrete and clinker, in the Philippines through direct sales using its extensive marine and land distribution network. Moreover, CHP’s cement manufacturing subsidiaries have been operating in the Philippines with well- established brands, such as “APO,” “Island,” and “Rizal,” all having a multi-decade history in the country.

CHP is an indirect subsidiary of CEMEX, S.A.B. de C.V., one of the largest cement companies in the world based on annual installed cement production capacity. The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange and the New York Stock Exchange.

For more information on CHP, please visit website: www.cemexholdingsphilippines.com.

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This press release may contain forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CHP to be materially different from those expressed or implied in this release, including, among others, receiving any pending regulatory approval in connection with the Share Rights Offering, changes in general economic, political, governmental and business conditions globally and in the countries in which CHP does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”) and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CHP assumes no obligation to update or correct the information contained in this press release.